August 19, 2016
HORACE L. NASH		EMAIL HNASH@FENWICK.COM Direct Dial (650) 335-7934

VIA EDGAR AND EXPRESS COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:                 Larry Spirgel, Assistant Director

Paul Fischer, Attorney-Advisor

Terry French, Accountant Branch Chief

Sharon Virga, Staff Accountant

Re:                             Gridsum Holding Inc.
Draft Registration Statement on Form F-1
Amended March 9, 2016
CIK No. 0001647338

Ladies and Gentlemen:

On behalf of Gridsum Holding Inc. (“Company”), we are transmitting this letter in response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated March 17, 2016, with respect to the draft no. 3 of the registration statement on Form F-1 (“Draft No. 3”) that was confidentially submitted to the Commission on March 9, 2016.  The registration statement on Form F-1 (“Registration Statement”) is being submitted concurrently herewith.  The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.  For the convenience of the Staff, we are also sending, by express courier, copies of this letter and copies of the Registration Statement that are marked to show changes from Draft No. 3 as originally submitted.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

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Special Note Regarding Forward-Looking Statements and Industry Data, page 42

1.              We note your statement at the bottom of page 42 that “The Forrester Consulting report described herein represents data, research, opinions or viewpoints prepared by Forrester Consulting for us and are not representations of fact.” We are uncertain why some data would not constitute representations of fact, such as Forrester’s identification of China’s online population being 717 million in 2015, cited at page 82. Please advise or revise.

In response to the Staff’s comment, the Company has revised its disclosure on page 42.

Business

Strategic Relationships

Cooperation with PRC Supreme People’s Court Press, page 106

2.              We note that you have not included the strategic cooperation agreement with the People’s Court Press as an exhibit to your registration statement. Please revise to do so. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the strategic cooperation agreement with the People’s Court Press was made in the ordinary course of business and is a contract that ordinarily accompanies the kind of business conducted by the Company.  Further, the Company’s business is not, and the Company does not expect that its business will be, substantially dependent upon this contract.  The Company does not believe this contract falls within any of the other categories of material contracts specified in Item 601(b)(10) of Regulation S-K. The Company therefore believes that the strategic cooperation agreement does not constitute a material contract that is required to be included as an exhibit to the registration statement.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7934 or, in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Horace L. Nash
Horace L. Nash

cc:                                Via E-mail

Guosheng Qi

Michael Peng Zhang

Gridsum Holding Inc.

Gordon K. Davidson, Esq.

Niping Wu, Esq.

Ran Ben-Tzur, Esq.

Fenwick & West LLP

Chris K.H. Lin, Esq.

Daniel Fertig, Esq.

Simpson Thacher & Bartlett LLP

William Lam
PricewaterhouseCoopers Zhong Tian LLP